SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 5)
Encysive Pharmaceuticals Inc.
(Name of Subject Company)
Encysive Pharmaceuticals Inc.
(Name of Person Filing Statement)
Common Stock, $0.005 par value per share
(including the associated preferred stock purchase rights)
(Title of Class of Securities)
29256X107
(CUSIP Number of Class of Securities)
Paul S. Manierre
Vice President, General Counsel and Secretary
4848 Loop Central Drive, Suite 700
Houston, TX 77081
(713) 796-8822
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person Filing Statement)
Copies to:

John A. Hurvitz, Esq. Covington & Burling LLP 1201 Pennsylvania Avenue NW Washington, D.C. 20004 (202) 662-6000	Stephen A. Infante, Esq. Covington & Burling LLP The New York Times Building 620 Eighth Avenue New York, NY 10018 (212) 841-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

          This Amendment No. 5 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed on March 4, 2008, by Encysive Pharmaceuticals Inc., a Delaware corporation (“Encysive"), as amended and supplemented by Amendment No. 1 filed on March 21, 2008, Amendment No. 2 filed on April 1, 2008, Amendment No. 3 filed on April 7, 2008 and Amendment No. 4 filed on April 8, 2008 (as amended, the “Schedule 14D-9"). The Schedule 14D-9 relates to the offer by Explorer Acquisition Corp., a Delaware corporation and a direct wholly owned subsidiary of Pfizer Inc., a Delaware corporation (“Pfizer"), to purchase, at a price of $2.35 per share in cash, net to the seller in cash, without interest and less any required withholding taxes, all of the issued and outstanding shares of common stock of Encysive, on the terms and subject to the conditions specified in the offer to purchase dated March 4, 2008, and related letter of transmittal, each filed as an exhibit to the Schedule TO filed by Pfizer with the Securities and Exchange Commission on March 4, 2008.

          Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8. Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following after the last paragraph under “Extension of the Subsequent Offering Period”:

“Completion of Tender Offer

Pfizer announced on April 15, 2008 that the subsequent offering period of Purchaser’s Offer for all of the outstanding Shares expired at 5:00 p.m., New York City time, on April 14, 2008. According to the depositary for the Offer, 69,076,466 Shares, representing approximately 85.33% of the outstanding Shares, were validly tendered and purchased pursuant to the Offer.

Pfizer further announced that Purchaser will acquire all of the remaining outstanding Shares by means of the Merger under Delaware law. The Merger will be consummated following the mailing to stockholders of an information statement setting forth certain information relating to the Merger and related matters. As a result of the purchase of Shares in the Offer, Purchaser has sufficient voting power to approve the Merger without the affirmative vote of any other Encysive stockholder. As a result of the Merger, Encysive will become a wholly-owned subsidiary of Pfizer, and each Share will be cancelled and (except for Shares held by Encysive, Pfizer or by their wholly-owned subsidiaries or by holders who properly exercise their appraisal rights under Delaware law) converted into the right to receive $2.35 per share in cash, without interest and less any required withholding taxes. Thereafter, Encysive’s common stock will cease to be traded on the NASDAQ Global Market. Following the consummation of the Merger, instructions will be mailed to stockholders outlining the steps to be taken to obtain the merger consideration.”

SIGNATURE

           After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Encysive Pharmaceuticals Inc. By: /s/ Paul S. Manierre Name: Paul S. Manierre Title: Vice President, General Counsel and Secretary
Dated: April 15, 2008